

SECURITIE
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RECEIVED
MAR - 1 2005
213

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

BB 3/21

SEC FILE NUMBER
8- 46341

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___1/01/2004___ AND ENDING___12/31/2004___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  The Strategic Alliance Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  132 North First Street
                                (No. and Street)

  Albemarle   NC   28001
     (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Martha W. O'Brien   704-983-5959
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Dixon Odom PLLC
                      (Name – if individual, state last, first, middle name)

| 408 Summit Drive | Sanford | North Carolina | 27331-0071 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.



PROCESSED
MAR 2 3 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Christy D. Stoner_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __The Strategic Alliance Corporation_____, as of __December 31_____, 20 __04___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

__President/CEO_____

Title

Notary Public

Misty W. Thornburg   My Commission Expires 12/29/2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Strategic Alliance Corporation

TABLE OF CONTENTS



D I X O N   H U G H E S PLLC

Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Strategic Alliance Corporation
Albemarle, North Carolina

We have audited the accompanying statements of financial condition of The Strategic Alliance Corporation (a wholly-owned subsidiary of Bank of Stanly) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Strategic Alliance Corporation as of December 31, 2004 and 2003 the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

February 6, 2005

408 Summit Drive, PO Box 70
Sanford, NC 27331-0070
Ph. 919.776.0555 Fx. 919.774.4246
www.dixon-hughes.com



A Member of
Moores Rowland International

An association of independent
accounting firms throughout the world.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash and cash equivalents	$ 365,131	$ 450,346
Restricted cash	35,000	35,000
Commissions receivable from clearing broker, net (Note C)	12,387	-
Other receivables	2,004	2,209
Due from Uwharrie Capital Corp (Note H)	-	15,606
Due from affiliates (Note F)	56,801	24,209
Investments not readily marketable (Note E)	5,488	20,669
Cash surrender value of life insurance (Note G)	403,810	381,775
Prepaid expenses	39,415	30,131
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $237,839 and $219,793, respectively	34,498	56,460
	$ 954,534	$ 1,016,405
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued expenses and withheld amounts	$ 87,295	$ 46,304
Commissions payable to clearing broker, net (Note C)	-	2,424
	87,295	48,728
STOCKHOLDER'S EQUITY (Note B)		
Common stock, $1 par value; authorized 10,000,000 shares; issued and outstanding 884,561 shares in 2004 and $794,075 in 2003.	884,561	794,075
Additional paid-in capital	1,145,439	1,135,925
Accumulated deficit	(1,162,761)	(962,323)
	867,239	967,677
	$ 954,534	$ 1,016,405

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF OPERATIONS
Years Ended December 31, 2004 and 2003

		2004	2003
REVENUES			
Commission income		$ 396,224	$ 322,089
Management fee income (Note F)		243,084	318,373
Marketing and consulting fee income		108,933	37,200
Underwriting fees		-	57,099
Bank support fee income		139,333	-
Other income		43,566	13,516
	TOTAL REVENUE	931,140	748,277
EXPENSES			
Salaries and commissions		614,302	584,258
General and administrative		629,849	568,221
	TOTAL EXPENSES	1,244,151	1,152,479
	OPERATING LOSS	(313,011)	(404,202)
OTHER REVENUE AND EXPENSES			
Interest income		5,338	4,868
Gain on sale of marketable securities		-	49,611
Other		22,035	11,275
	TOTAL OTHER REVENUE	27,373	65,754
LOSS BEFORE INCOME TAXES		(285,638)	(338,448)
INCOME TAX CREDITS (Note H)		85,200	101,537
	NET LOSS	$ (200,438)	$ (236,911)

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2004 and 2003

	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholder's equity
	Shares	Amount			
BALANCE, DECEMBER 31, 2002	633,252	633,252	1,096,748	(725,412)	1,004,588
Issuance of common stock	160,823	160,823	39,177	-	200,000
Net loss	-	-	-	(236,911)	(236,911)
BALANCE, DECEMBER 31, 2003	794,075	794,075	1,135,925	(962,323)	967,677
Issuance of common stock	90,486	90,486	9,514	-	100,000
Net loss	-	-	-	(200,438)	(200,438)
BALANCE, DECEMBER 31, 2004	884,561	$ 884,561	$1,145,439	$(1,162,761)	$ 867,239

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (200,438)	$ (236,911)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	18,046	24,893
Gain on sale of marketable securities	-	(49,611)
Change in assets and liabilities:		
Increase in commissions receivable from clearing broker, net	(12,387)	-
Decrease in other receivables	205	2,791
Decrease in net amount due from Uwharrie Capital Corp	15,606	652
(Increase) decrease in due from affiliates	(32,592)	25,282
(Increase) decrease in prepaid expenses	(9,284)	15,088
Increase in accrued expenses and withheld amounts	40,991	17,111
Decrease in net amount of commissions payable to clearing broker	(2,424)	(200)
NET CASH USED BY OPERATING ACTIVITIES	(182,277)	(200,905)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of marketable securities	15,181	138,486
Purchase of life insurance	(22,035)	(11,275)
Purchase of furniture and equipment	(1,578)	(38,800)
Refund received on furniture and equipment purchase	5,494	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(2,938)	88,411
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	100,000	200,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	100,000	200,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(85,215)	87,506
CASH AND CASH EQUIVALENTS, BEGINNING	450,346	362,840
CASH AND CASH EQUIVALENTS, ENDING	$ 365,131	$ 450,346

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Strategic Alliance Corporation (the Company) is a North Carolina corporation formed on May 1, 1989 for the purpose of conducting business as a broker/dealer in securities. On June 24, 1993, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the NASD on October 25, 1993. The Company serves primarily individual and institutional customers throughout the State of North Carolina.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Revenue and Expense Recognition

Commission revenue and related expenses are recorded on a trade-date basis.

Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

Restricted Cash

Restricted cash consists of funds held in reserve by the clearing broker/dealer against outstanding clearing charges owed to the broker/dealer.

Marketable Securities

The Company has implemented FAS 115 for the accounting for investments. Marketable equity securities are accounted for as trading securities and are stated at market value with unrealized gains and losses accounted for in current income from operations.

Investments Not Readily Marketable

Investments not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of three to seven years.

Income Tax Status

The Company and its parent file a consolidated tax return for federal income tax purposes. The Company files a separate unconsolidated tax return for state income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2003 financial statements have been reclassified to conform with the 2004 presentation. The reclassifications had no effect on net income or stockholder's equity as previously reported.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and minimum net capital requirements of $315,728 and $100,000, respectively. At December 31, 2003, the Company had net capital and minimum net capital requirements of $426,932 and $100,000, respectively.

NOTE C - OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note A, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The Company also has direct selling agreements with certain mutual fund companies whereby transactions are introduced on a fully-disclosed basis. The clearing broker/dealer and the mutual fund companies carry all of the accounts of the customers of the Company and are responsible for the execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer and the mutual fund companies may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer and the mutual fund companies.

NOTE D - MARKETABLE SECURITIES

Marketable securities classified as trading securities are recorded at fair value on the balance sheet, with the change in net unrealized holding gain or loss included in income from operations. During 2003, the Company sold all of its investment in marketable securities to its sole stockholder, Bank of Stanly. The Company realized a gain on the sale of $49,611.

NOTE E - INVESTMENTS NOT READILY MARKETABLE

The Company has an ownership interest in Uwharrie Heritage, LLC ("Uwharrie Heritage"), a North Carolina limited liability company. Uwharrie Heritage was formed on February 27, 1998 to purchase tracts of land with significant historic and/or scenic value in the Uwharrie Lakes Region of North Carolina. There is no market on a securities exchange and no independent publicly quoted market for this investment and, accordingly, its fair value is not readily determinable. The Company's ownership interest in Uwharrie Heritage was approximately 3% at December 31, 2004 and 2003. Accordingly, the Company accounts for its investment using the cost method. As of December 31, 2004 and 2003, the carrying value of the Company's investment in Uwharrie Heritage was $5,488 and $20,669, respectively.

NOTE F - TRANSACTIONS WITH AFFILIATES

The Company provides management and administrative support services to an insurance agency and a registered investment advisor affiliated through common ownership. The Company receives management fees in exchange for these services. Management fee income amounted to $243,084 and $318,373 for the years ended December 31, 2004 and 2003, respectively.

The Company also receives management and administrative support services from Uwharrie Capital Corp which wholly owns the Company's sole stockholder, Bank of Stanly. The Company pays management fees in exchange for these services. Management fee expense amounted to $124,000 and $75,000 in 2004 and 2003, respectively, and is included in the caption "General and administrative" in the accompanying statements of operations.

During 2003, the Company began providing marketing and consulting services to Bank of Stanly and two other banks affiliated through common ownership. Income from these services amounted to $108,933 and $34,200 during 2004 and 2003, respectively, and is included in the caption "Marketing and consulting fee income" in the accompanying statements of operations.

During 2004, the Company began paying commissions to Bank of Stanly and two other banks affiliated through common ownership for trade commissions generated by sales representatives in these banks. Total commissions paid to the banks in 2004 amounted to $66,325. The Company charges the banks a support fee for training and other costs related to the sales representatives in the banks. Total support fees received from the banks amounted to $139,333 in 2004.

NOTE G - SUPPLEMENTAL RETIREMENT PLAN

The Company implemented in 2002 a non-qualifying deferred compensation plan for its chief executive officer. The Company has purchased a life insurance policy in order to provide future funding of benefit payments. Certain of the plan benefits will accrue and vest during the period of employment and will be paid in fixed monthly benefit payments over ten years commencing with the officer's retirement at any time after attainment of age sixty. Other benefits will accrue based upon the performance of the underlying life insurance policies both during employment and after retirement. Such benefits will continue to accrue and be paid throughout the participant's life assuming satisfactory performance of the funding life insurance policy. The plan also provides for payment of death benefits, and for payment of disability benefits in the event the officer becomes permanently disabled prior to attainment of retirement age. During 2004 and 2003, provisions of approximately $27,500 and $12,600, respectively, were expensed for future benefits to be provided under this plan.

NOTE H - INCOME TAX MATTERS

The Company is a member of a group that files a consolidated federal income tax return. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments for its allocated share of the consolidated income tax liability. This allocation approximates the increase or decrease in consolidated income taxes resulting from each member's taxable income or loss, computed at the effective tax rate of the consolidated group.

NOTE I - SUBSEQUENT EVENT

On January 3, 2005 the Company signed an agreement with UVEST Financial Services, Inc. (UVEST), a broker-dealer registered with the Securities and Exchange Commission, whereby the Company will outsource to UVEST virtually all of its brokerage services. This change will result in most of the Company's registered representatives becoming employees of and conducting business on behalf of UVEST. Since UVEST uses a different clearing broker than the Company, customer accounts will have to be converted to the new clearing broker. These changes are scheduled to be implemented on April 6, 2005.

SUPPLEMENTARY INFORMATION



D I X O N H U G H E S PLLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT ON
THE SUPPLEMENTARY INFORMATION

To the Board of Directors
The Strategic Alliance Corporation
Albemarle, North Carolina

Our report on our audits of the basic financial statements of The Strategic Alliance Corporation for the years ended December 31, 2004 and 2003 appears on page one. These audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

February 6, 2005

408 Summit Drive, PO Box 70
Sanford, NC 27331-0070
Ph. 919.776.0555 Fx. 919.774.4246
www.dixon-hughes.com



A Member of
Moores Rowland International

An association of independent
accounting firms throughout the world

THE STRATEGIC ALLIANCE CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
December 31, 2004 and 2003

	2004	2003
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses and withheld amounts	$ 94,343	$ 61,958
Clearing fees payable to clearing broker	-	-
Items not included in statement of financial condition and other adjustments		
None	-	-
TOTAL AGGREGATE INDEBTEDNESS	$ 94,343	$ 61,958
MINIMUM REQUIRED NET CAPITAL	$ 100,000	$ 100,000
NET CAPITAL		
Stockholder's equity	$ 867,239	$ 967,677
Deductions		
Nonallowable commissions receivable from clearing broker	3,080	179
Other receivables	58,805	43,135
Investments owned, not readily marketable	5,488	20,669
Other assets	443,525	412,206
Furniture and equipment	34,498	56,460
Haircut on securities owned	6,115	8,096
NET CAPITAL[1]	315,728	426,932
MINIMUM REQUIRED NET CAPITAL	100,000	100,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 215,728	$ 326,932
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.30 to 1	.15 to 1

[1] A reconciliation of net capital to the Company's December 31, 2004 and 2003 FOCUS II-A report is not necessary because there have been no adjustments.



DIXON HUGHES PLLC

Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT ON
THE INTERNAL CONTROL STRUCTURE

To the Board of Directors
The Strategic Alliance Corporation
Albemarle, North Carolina

In planning and performing our audit of the financial statements of The Strategic Alliance Corporation (a wholly-owned subsidiary of Bank of Stanly) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by The Strategic Alliance Corporation that we considered relevant to the objectives stated in Rule 17a-3(11) and procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and

408 Summit Drive, PO Box 70
Sanford, NC 27331-0070
Ph. 919.776.0555 Fx. 919.774.4246
www.dixon-hughes.com



A Member of
Moores Rowland International

An association of independent
accounting firms throughout the world.

not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dixon Hughes PLLC

February 6, 2005